

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 10, 2015

Via E-mail
Vincent Prince
CFO
South Beach Spirits, Inc.
2690 Weston Road, Suite 200
Weston, FL 33331

> **Re:** **South Beach Spirits, Inc. (f/k/a CME Realty, Inc.)**
> **Form 8-K**
> **Filed August 31, 2015**
> **File No. 001-36549**

Dear Mr. Prince:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note that you had no assets and no or nominal operations prior to entering into the Purchase Agreement with the Sellers. Thus, it appears that you were a shell company as defined by Rule 12b-2 under the Securities Exchange Act. Please amend your filing to provide the Form 10 disclosure required by Items 2.01(f) and 5.01(a)(8). We also note your disclosure that you purchased the worldwide intellectual property, rights and related assets of V Georgio Vodka, and that you intend to relaunch, market, and distribute V Georgio Vodka. Thus it appears you purchased the entire business related to V Georgio Vodka. Please provide financial statements of the business acquired and pro forma financial information or advise. Refer to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K. In addition, please tell us the extent of any operations that V Georgio Vodka had during the period from January 1, 2013 to June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Dale Bergman, Esq. (*via E-mail*)